Asia Pacific Wire & Cable Corporation Limited Announces 2026 Annual General Meeting to be held September 11, 2026 and Proposed Increase in Authorized Share Capital to Support Long-Term Strategic Growth

TAIPEI, Taiwan, July 23, 2026 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) (the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced that the Company will host its 2026 Annual General Meeting for shareholders (the "Meeting") at the office of Pacific Holdings Group located at 2901 Dallas Parkway, Suite 360, Plano, Texas 75093 on Friday, September 11, 2026 at 9:00 am CDT (10:00 pm Taipei).
The Meeting is being held for the purposes below, and additional information, including the agenda of all matters being put to a vote of shareholders, will be included in the Notice of Meeting and Proxy Statement (the "Proxy Statement"), scheduled for distribution in August to shareholders of record. As of the date hereof, the agenda is intended to include the matters set forth below. The Company reserves the right to finalize the Meeting agenda at its discretion.
1.To approve the written record of the last Annual General Meeting of Shareholders of the Company held on September 09, 2025;
2.To approve the minimum number of directorships at two (2) and the maximum number of directorships at seven (7);
3.To elect up to seven (7) directors;
4.To approve the compensation to be paid to each of the directors;
5.To ratify the appointment of PricewaterhouseCoopers Taiwan as the independent auditor of the Company for the 2026 fiscal year, and to authorize the Board of Directors of the Company, acting through its Audit Committee, to determine the remuneration of the independent auditors for the 2026 fiscal year;
6.To increase the Company's authorized share capital to US$5,000,000, as discussed in the Proxy Statement, and to amend the Bye-Laws in accordance with such increase;
7.To present the financial results for the first half of FY2026 and the audited financial statements of the Company for the fiscal year ended December 31, 2025, with the independent auditor's report thereon; report on the unexecuted reverse stock split; and review the core investor presentation, including manufacturing expansion plans; and
8.To consider such other matters as may be appropriately brought before the shareholders.
The record date for shareholders entitled to receive notice and vote at the Meeting is July 31, 2026. As more fully described in the Proxy Statement, shareholders of record as of the close of business on the record date shall be entitled to one vote per share on all matters put to a vote of shareholders at the Meeting, either by attending the Meeting in person and voting at the Meeting, or voting by proxy.
Proposed Share Capital Increase: The proposal to increase authorized share capital is submitted to align APWC's corporate structure with its long-term operational roadmap and to enhance general financial flexibility to support core business growth across the Asia-Pacific region. In addition, the proposal provides our Board of Directors the financial flexibility and agility to address future corporate and strategic initiatives. While approval of this proposal will increase the Company’s authorized common shares, the Company has no plans, commitments, or agreements for any imminent issuance. The Proxy Statement provides additional details regarding this proposed increase in authorized share capital.
Shareholders unable to attend the Meeting in person will be invited to participate by conference telephone by dialing into the Meeting on one of the conference call-in numbers provided in the Proxy Statement.
While the Proxy Statement provides insights into the Company’s strategic initiatives and capital structure, APWC encourages shareholders to attend the Meeting, either in person or by teleconference, for a comprehensive presentation addressing APWC's long-term operational roadmap, including the two primary pillars of:
(1) Expansion in the Asia-Pacific Region: wherein the Company is undertaking a major transformation across its operating entities, transitioning from a traditional cable manufacturer into a Regional Power & Energy Infrastructure Solutions Hub, expanding capabilities into the high-growth sectors of Battery Energy Storage Systems (BESS) and specialized energy infrastructure products and engineering services for AI Data Centers (AIDC), while also upgrading existing cable manufacturing equipment toward automated and smart production; and
(2) Prospective North American Expansion: including the potential establishment of a production facility in North America. While the Company remains resolute in pursuing this investment, the timeline for execution remains under evaluation due to certain macroeconomic conditions, including geopolitical tensions and the evolving U.S. and international tariffs landscape.
About Asia Pacific Wire & Cable Corporation Limited
Asia Pacific Wire & Cable Corporation Limited is a holding company incorporated in Bermuda with principal executive offices in Taiwan that conducts its business through operating subsidiaries. Through these subsidiaries, the Company is principally engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China, Hong Kong and certain other markets in the Asia Pacific region. The Company also engages in the distribution of various wire and cable products manufactured by its controlling shareholder, Pacific Electric Wire & Cable Co., Ltd., and certain third parties. The Company also provides project engineering services in the supply, delivery and installation of power cable. The Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, and wire and cable dealers and factories.
Safe Harbor Statement
This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company, or to persons acting on its behalf, are expressly qualified in their entirety by these factors, other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:
Pacific Holdings Group
2901 Dallas Parkway, Suite 360
Plano, TX 75093
Attn: Paul Weber
Phone: (469) 797-7191
Email: pweber@pusa.com